UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AQUANTIA CORP.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03842Q108

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842Q108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,141,402

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,141,402

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,402

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person IA; OO

CUSIP No. 03842Q108		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,141,402

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,141,402

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,402

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person HC; OO

CUSIP No. 03842Q108		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,141,402

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,141,402

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,402

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person HC; OO

CUSIP No. 03842Q108		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,141,402

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,141,402

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,402

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.03%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                                                         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 (the “Shares”), of Aquantia Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 91 E. Tasman Drive, Suite 100, San Jose, CA 95134.

Item 2.                                                         Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”) and (v) an Irish Collective Asset-management Vehicle (the “ICAV”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds except for the ICAV for which it serves as the sub-adviser. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds except for the ICAV is a private investment fund; the ICAV is an account sub-advised for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 2,163,225 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $21,010,822.45 (excluding commissions and other execution-related costs).

Item 4.                                                         Purpose of Transaction

The Reporting Persons acquired the 2,141,402 Shares reported herein on behalf of the Funds except for Systematic Master Fund after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

The Reporting Persons acquired the 21,823 Shares reported herein on behalf of Systematic Master Fund prior to the announcement of the Merger Agreement pursuant to another strategy unrelated to the merger and thereafter closed out the position in the ordinary course of business.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

The Company reported in their Form 8-K filed on May 10, 2019 that 35,532,571 Shares were issued and outstanding as of May 03, 2019.

(a)                                 As of May 17, 2019, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,141,402 Shares, which consisted of (i) 127,324 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 967,665 Shares held for the benefit of PRA Master Fund, (iii) 477,465 Shares held for the benefit of Constellation Fund; (iv) 39,094 Shares held for the benefit of Systematic Master Fund and (v) 529,854 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.03% of the Shares.

(b)                                 As of May 17, 2019, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,141,402 Shares, which consisted of (i) 127,324 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 967,665 Shares held for the benefit of PRA Master Fund, (iii) 477,465 Shares held for the benefit of Constellation Fund; (iv) 39,094 Shares held for the benefit of Systematic Master Fund and (v) 529,854 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 6.03% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on New York Stock Exchange and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on May 10, 2019:

On May 6, 2019, Aquantia Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Marvell Technology Group Ltd., a Bermuda exempted company (“Parent”), and Antigua Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Merger Agreement

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock (the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than shares held (1) by the Company (or held in the Company’s treasury), (2) by any wholly owned subsidiary of the Company, (3) by Parent, Merger Sub or any other wholly owned subsidiary of Parent or (4) by stockholders of the Company who have validly exercised their dissenters’ rights under Delaware law) will be converted into the right to receive $13.25 in cash, without interest and subject to any required tax withholding (the “Price Per Share”).

At the Effective Time, each unexpired, outstanding and unexercised vested stock option (after giving effect to any applicable terms of vesting acceleration) under the Company’s 2004 Equity Incentive Plan, 2015 Equity Incentive Plan and 2017 Equity Incentive Plan (the “Company Options”), held by a person who is not an employee of the Company continuing employment with Parent, the Surviving Corporation or any subsidiary or affiliate of the Surviving Corporation after the Effective Time, will be cancelled and extinguished, and the holder thereof will be entitled to receive (subject to any applicable tax withholding or other amounts required by applicable legal requirements to be withheld) cash equal to the excess, if any, of the Price Per Share over the per share exercise price for such Company Option. At the Effective Time, each outstanding and vested restricted stock unit (after giving effect to any applicable terms of vesting acceleration) of the Company (the “Company RSUs”) will be cancelled and extinguished, and the holder thereof shall receive (subject to any required tax withholding or other amounts required by applicable legal requirements to be withheld) cash equal to the product of the Price Per Share and the total number of shares of Company common stock subject to such Company RSU. At the Effective Time, each (1) unexpired, outstanding and unexercised Company Option (whether vested or unvested) held by a person who is an employee of the Company continuing employment with Parent, the Surviving Corporation or any subsidiary or affiliate of the Surviving Corporation after the Effective Time (each a “Continuing Employee”) will be assumed by Parent and converted into an option to purchase Parent common shares using a conversion ratio designed to preserve the intrinsic value of such Company Option, (2) Company RSU that is unvested (after giving effect to any applicable terms of vesting acceleration) and held by a Continuing Employee will be assumed and converted into restricted stock units to acquire Parent common shares using a conversion ratio designed to preserve the intrinsic value of such Company RSU, and (3) unexpired, unexercised and outstanding Company Option that is unvested and each Company RSU that is unvested (in each case, after giving effect to any applicable terms of vesting acceleration) and held by a person who is not a Continuing Employee will be canceled and extinguished for no consideration. Effectively immediately prior to the Effective Time, each outstanding Company Option and Company RSU held by a non-employee member of the Company’s board of directors shall be vested in full. The Company will terminate the Company’s Employee Stock Purchase Plan effective as of the Effective Time and will not permit any new offering period to begin following the commencement of the May 15, 2019 offering period.

The Merger Agreement contains representations and warranties customary for transactions of this type. The Company has agreed to various customary covenants and agreements, including, among others, covenants: (1) to conduct its business and operations in the ordinary course and in accordance with past practices during the period between the date of the Merger Agreement and the Effective Time; (2) not to engage in certain specified transactions or activities during such period without Parent’s prior written consent; (3) not to solicit, initiate, knowingly encourage, assist, knowingly induce or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (4) not to furnish or otherwise provide access to any information regarding the Company or its subsidiaries to any person or entity in connection with or in response to an acquisition proposal or acquisition inquiry; (5) not to engage in discussions or negotiations with any person or entity with respect to any acquisition proposal or acquisition inquiry; (6) not to approve, endorse or recommend any acquisition proposal; (7) not to enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any contract relating directly or indirectly to, or that contemplates or is intended or could reasonably be expected to result directly or indirectly in, an acquisition transaction; (8) to file a proxy statement and cause a special stockholders meeting to be held regarding the adoption of the Merger Agreement; and (9) subject to certain exceptions, for the board of directors of the Company to recommend that the stockholders approve the adoption of the Merger Agreement and to not withdraw or modify its recommendation of the Merger to the Company’s stockholders.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                                         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 17, 2019 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 17, 2019

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
04/15/19	2,800	9.57143	(3)
04/16/19	6,502	9.83632	(4)
04/17/19	4,199	9.84716	(5)
04/18/19	5,204	9.67400	(6)
04/22/19	2,576	9.60217	(7)
04/29/19	476	9.52116	(8)
05/06/19	1,495,083	12.98874	(9)
05/07/19	430,180	12.95360	(10)
05/08/19	216,205	12.98528	(11)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $9.57143 per share, at prices ranging from $9.51 to $9.61 per share.

(4) Reflects a weighted average purchase price of $9.83632 per share, at prices ranging from $9.64 to $9.92 per share.

(5) Reflects a weighted average purchase price of $9.84716 per share, at prices ranging from $9.78 to $9.96 per share.

(6) Reflects a weighted average purchase price of $9.67400 per share, at prices ranging from $9.54 to $9.84 per share.

(7) Reflects a weighted average purchase price of $9.60217 per share, at prices ranging from $9.52 to $9.68 per share.

(8) Reflects a weighted average purchase price of $9.52116 per share, at prices ranging from $9.41 to $9.59 per share.

(9) Reflects a weighted average purchase price of $12.98874 per share, at prices ranging from $12.93 to $13.01 per share.

(10) Reflects a weighted average purchase price of $12.95360 per share, at prices ranging from $12.94 to $12.99 per share.

(11) Reflects a weighted average purchase price of $12.98528 per share, at prices ranging from $12.96 to $12.995 per share.

SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
05/13/19	(21,823)	12.95102	(3)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average sale price of $12.95102 per share, at prices ranging from $12.94 to $12.97 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 17, 2019, among the Reporting Persons.